UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
DIGITAL ANGEL CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	43-1641533
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
490 Villaume Avenue
South St. Paul, Minnesota 55075-2443
(651) 455-1621
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Joseph J. Grillo
Chief Executive Officer and President
Digital Angel Corporation
490 Villaume Avenue
South St. Paul, Minnesota 55075-2443
Phone: (651) 455-1621
Fax: (651) 455-0217
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies of all correspondence to:

Philip T. Colton, Esq. Winthrop & Weinstine, P.A. 225 South 6th Street, Suite 3500 Minneapolis, Minnesota 55402-4629 Phone: (612) 604-6400 Fax: (612) 604-6929	Patricia Petersen, Esq. Digital Angel Corporation 490 Villaume Avenue South St. Paul, Minnesota 55075-2443 Phone: (651) 455-1621 Fax: (651) 455-0217
From time to time after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Registration
Securities to be Registered	Registered(1) (2)	Unit(3)	Price(3)	Fee(3)
Common Stock, $.01 par value	700,000	$0.625	$437,500	$24.41

(1)	Represents up to 700,000 shares of the registrant’s common stock that may be issued under the price protection terms of a settlement agreement between the company and the selling security holder. Shares originally issued to selling security holder were registered on Form S-3 (Registration No. 333-144663) declared effective July 27, 2007. For purposes of estimating the number of shares to be included in this registration statement due to the price protection provisions of the agreement, the registrant calculated a good faith estimate of the number of shares that it believes will be issuable on or before January 16, 2009 due to such potential price protection adjustments.

(2)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(3)	Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high ($0.65) and low ($0.60) trading prices for the common stock on November 28, 2008, as reported on the Nasdaq Capital Market.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 8, 2008
DIGITAL ANGEL CORPORATION
700,000
Shares of
Common Stock
This prospectus relates to the resale of up to an aggregate of 700,000 shares of our common stock, par value $.01 per share, which may be required to be issued under the price protection provisions of a settlement agreement with the selling security holder. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling security holder listed in this prospectus. For more information, see “Selling Security Holder” below.
Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “DIGAD.” (On November 10, 2008, we effectuated a 1-for-8 reverse stock split of our common stock. As a result, a “D” has been appended to our stock symbol. The “D” will be removed on December 8, 2008 and our shares will then be listed under our prior symbol “DIGA.”) On November 28, 2008, the last reported sale price of our common stock was $0.65 per share.
Our principal executive offices are located at 490 Villaume Avenue, South St. Paul, Minnesota 55075 and our telephone number is (651) 455-1621.
INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 10 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is December      , 2008.

SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 6, and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Form 10-Q filed with the SEC on November 12, 2008 before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,” “us” and “our” refer to Digital Angel Corporation and its subsidiaries.
DIGITAL ANGEL CORPORATION
Our Business
We develop innovative identification, location and software products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide safety for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly known as RFID, end-to-end food safety systems and global positioning satellite communications systems, or GPS.
We operate in two business segments: Animal Identification and Emergency Identification. Pursuant to our previous decision to streamline operations, we sold all unrelated businesses. See “Recent Events.”
Animal Identification
Our Animal Identification segment develops, manufactures and markets visual and electronic identification tags and implantable RFID microchips, primarily for identification, tracking and location of companion pets, horses, livestock (e.g., cattle and hogs), fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock applications. Our Animal Identification segment’s proprietary products focus on pet identification and safeguarding and the positive identification and tracking of livestock and fish, which we believe is crucial for asset management and for disease control and food safety.
This segment’s principal products are:
•	visual and electronic ear tags for livestock; and

•	implantable microchips and RFID scanners for the companion pet, horse, livestock, and fish and wildlife industries.
Emergency Identification
Our Emergency Identification segment’s proprietary products provide emergency location of aircraft, people and maritime vessels. This segment’s principal products are:
•	GPS enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBE™ and McMurdo™ brands, which serve military and commercial markets;

•	GPS and geosynchronous satellite tracking systems, including tracking software systems for mapping and messaging associated with the security of high-value assets under the brand name MOB (“man overboard”) Guardian; and

•	alarm sounders for industrial use and other electronic components.
“Corporate/Eliminations” Category
The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes interest expense, interest and other income and administrative expenses associated with corporate activities and functions. Included in the liabilities of “Corporate/Eliminations” as of September 30, 2008, are approximately $1.2 million of net liabilities related to companies that we sold or closed in 2001 and 2002. It is expected that $0.3 million of these net liabilities will be reversed during the fourth quarter of 2008, as they will no longer be considered our legal obligations.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2007, except that inter-segment sales and transfers are generally accounted for as if the sales or transfers were to third parties at current market prices. It is on this basis that management utilizes the financial information to assist in making internal operating decisions. We evaluate performance based on segment income as presented below.
About Us
We were incorporated on May 11, 1993 in Missouri and reincorporated on April 20, 2007 in Delaware. Our Animal Identification business began selling visual ear tags in the late 1940’s. Our principal executive offices are located at 490 Villaume Avenue, South St. Paul, Minnesota 55075, and our telephone number is (651) 455-1621.
Recent Events
Reverse Stock Split
On October 30, 2008, we held a special meeting of stockholders at which our shareholders approved an amendment to our Certificate of Incorporation, as amended, to effect a one-for-eight reverse stock split of our common stock by proportionately decreasing the number of shares of common stock without changing the par value of the stock. Our stockholders also approved an amendment to our Certificate of Incorporation, as amended, to increase the number of authorized shares of common stock from 23,750,000 to 35,000,000. The reverse split was effectuated on November 10, 2008. Our board of directors approved a reverse stock split believing that a higher per share trading price might enable us to maintain the listing of our common stock on the Nasdaq Capital Market and generate greater investor interest. All share information provided in this registration statement has been adjusted to reflect the reverse stock split. As a result of the reverse stock split, a “D” has been appended to our stock symbol. The “D” will be removed on December 8, 2008 and our shares will then be listed under our prior symbol “DIGA.”
Financing Amendment
On October 2, 2008, we closed on an additional financing with Valens Offshore SPV II Corp (“Valens”), whereby we issued Valens 187,500 shares of our common stock and a senior secured non-convertible term note in the principal amount of $2,000,000 (the “2008 Note”). The 2008 Note accrues interest at the rate of 12% and matures on February 1, 2010.
Stock Purchase and Asset Purchase Agreements
On November 12, 2008, we entered into a Stock Purchase Agreement (“Stock Purchase Agreement”) with R&R Consulting Partners, LLC, a company controlled by Scott Silverman, and Scott Silverman, a past executive officer and director of ours and VeriChip Corporation “(VeriChip”) and the current Chairman of the Board of VeriChip, (collectively, the “Stock Buyers”), whereby we sold all 5,355,556 shares of VeriChip we owned to the Stock Buyers for $750,000 in cash. The stock sold was approximately 45.6% of VeriChip’s issued and outstanding shares of common stock. The proceeds from the sale, less expenses, were used for debt repayment.
In addition, we and our wholly-owned subsidiary, Destron Fearing Corporation, entered into an Asset Purchase Agreement with VeriChip (“Asset Purchase Agreement”), whereby VeriChip acquired certain assets used or useful in the operation of the business of human-implantable passive radio-frequency products (“Human RFID Business”) in exchange for $500,000 in cash. Under this agreement, among other things, VeriChip was assigned certain patents, obtained the right not to be sued by us for use of certain other patents we held, was granted a license to use certain trade secrets and business know-how related to the Human RFID Business and was assigned certain rights in the Glucose Sensor Development Agreement dated January 1, 2008 between us, VeriChip and Receptors, LLC. The proceeds from the sale, less expenses, were used for debt repayment.

Pursuant to the terms of the Asset Purchase Agreement, Joseph J. Grillo, our chief executive officer and president, resigned as the chairman of VeriChip’s board of directors. In addition, several agreements were terminated including the 2006 Tax Allocation Agreement dated as of December 21, 2006 between the Company and VeriChip, the Letter Agreements dated May 15, 2008 and December 17, 2007 between the Company and VeriChip and the Amended and Restated Supply, License and Development Agreement dated as of December 27, 2005, as amended, between Destron Fearing and VeriChip.
In connection with these transactions, we entered into a sublease with IFTH Acquisition Corp., formerly known as InfoTech USA, Inc. and a former affiliate of ours, whereby IFTH subleased from us our previous corporate headquarters located in Delray Beach, FL, and prepaid the $157,250 lease rental payments. Blue Moon Energy Partners, LLC, which is managed by Scott Silverman and William J. Caragol, a current executive officer of VeriChip, is a majority owner of IFTH Acquisition Corp. On November 14, 2008, we also entered into a purchase order with VeriChip, whereby VeriChip acquired certain inventory related to the Human RFID Business for approximately $161,500 in cash. The proceeds from these two transactions will be used for working capital.
Discontinued Operations
During the three-months ended March 31, 2008, we made a decision to sell our wholly-owned subsidiaries, Florida Decision Corporation (“FDC”, formerly known as Pacific Decision Sciences Corporation) and Thermo Life Energy Corp (“Thermo Life”). During the quarter ended September 30, 2007, we made a decision to sell our wholly-owned subsidiaries, Computer Equity Corporation (“Computer Equity”) and Perimeter Acquisition Corp. (“Perimeter”) and on November 1, 2008, as more fully discussed above, we sold our ownership interest in VeriChip. In addition, on July 2, 2007, Destron Fearing sold its subsidiary, OuterLink Corporation (“OuterLink”). During the three-months ended June 30, 2007, we made a decision to sell our then majority-owned subsidiary, IFTH Acquisition Corp. These decisions were made as part of management’s strategy to streamline operations to focus its efforts on our Animal Identification and Emergency Identification businesses. As a result, FDC, Thermo Life, OuterLink, Computer Equity, Perimeter, InfoTech and VeriChip are now classified as discontinued operations. Accordingly, their results are not included in the results from continuing operations for all periods presented in this registration statement.
Financial Results From Continuing Operations
Revenues from each of our segments for the three-months ended September 30, 2008 and 2007 were as follows:

	Three-Months
	Ended September 30,
	2008	2007
	(in thousands)
	(unaudited)
Revenue:
Animal Identification	$8,217	$10,346
Emergency Identification	10,639	9,989
Healthcare	—	5,926
Security and Industrial	—	1,990

Total	$18,856	$28,251

Revenues from each of our segments for the nine-months ended September 30, 2008 and 2007 were as follows:

	Nine-Months
	Ended September 30,
	2008	2007
	(in thousands)
	(unaudited)
Revenue:
Animal Identification	$29,566	$31,635
Emergency Identification	32,419	23,531
Healthcare	—	17,100
Security and Industrial	—	6,379

Total	$61,985	$78,645

(Loss) income from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries from each of our segments for the three-months ended September 30, 2008 and 2007 was as follows (we evaluate performance based on stand-alone segment income as presented below):

	Three-Months Ended
	September 30,
(Loss) income from continuing operations before taxes,	2008	2007
minority interest and gain (loss) attributable to capital	(in thousands)
transactions of subsidiaries by segment:	(unaudited)
Animal Identification	$(26,859)	$(4,019)
Emergency Identification	918	1,163
Healthcare	—	(1,999)
Security and Industrial	—	(1,123)
“Corporate/Eliminations” (1)	(7,726)	(3,035)

Total	$(33,667)	$(9,013)

(1)	The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities and certain interest income/expense, general administrative expense and other income/expenses associated with corporate activities and functions. Also included is other income associated with the reversal of certain liabilities related to companies that we sold or closed in 2001 and 2002.
(Loss) income from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries from each of our segments for the nine-months ended September 30, 2008 and 2007 was as follows (we evaluate performance based on stand-alone segment income as presented below):

	Nine-Months Ended
	September 30,
(Loss) income from continuing operations before taxes,	2008	2007
minority interest and gain (loss) attributable to capital	(in thousands)
transactions of subsidiaries by segment:	(unaudited)
Animal Identification	$(35,873)	$(8,449)
Emergency Identification	2,272	240
Healthcare	—	(6,331)
Security and Industrial	—	(2,638)
“Corporate/Eliminations” (1)	(14,961)	(5,602)
Total	$(48,562)	$(22,780)

(1)	The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities and certain interest income/expense, general administrative expense and other income/expenses associated with corporate activities and functions. Also included is other income associated with the reversal of certain liabilities related to companies that we sold or closed in 2001 and 2002.

THE OFFERING

Common stock offered by the selling security holder	700,000 shares(1)

Common stock outstanding after this offering	15,952,005(2) shares as of November 28, 2008

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling security holder listed in this prospectus under “Selling Security Holder.”

Dividend policy	We have never paid cash dividends on our common stock. Currently, the provisions of our loan agreement with our lender prohibit the payment of any form of dividends with respect to our common stock without the lender’s prior approval.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $7.36 to a low of $0.51 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 6, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market symbol	DIGAD (On November 10, 2008, we effected a 1-for-8 reverse stock split. As a result a “D” has been appended to our stock symbol. The “D” will be removed on December 8, 2008 and our shares will then be listed under our prior symbol “DIGA.”)

(1)	Represents 700,000 shares of our common stock that may be issued to the selling security holder under the price protection provisions of a settlement agreement between us and the selling security holder.

(2)	Based on the number of shares outstanding as of November 28, 2008, excluding (i) outstanding warrants to purchase up to 384,506 shares of our common stock, which are currently exercisable at a weighted average exercise price of $27.49 per share, and (ii) options outstanding to purchase 2,517,251 shares of our common stock, of which 2,336,003 are currently exercisable at a weighted average exercise price of $21.68 per share.

RISK FACTORS
You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.
We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.
Historically, we have incurred losses and, with the exception of the positive cash generated from operations during the nine-months ended September 30, 2008, we have not generated positive cash flows from operations. We incurred a consolidated loss from continuing operations of $48.2 million, $35.0 million, $21.4 million and $5.2 million in the nine-months ended September 30, 2008 and the years ended December 31, 2007, 2006 and 2005, respectively, and our consolidated operating activities provided (used) cash of $0.7 million $(12.3) million and $(7.9) million during the nine-months ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively. As of September 30, 2008, we had an accumulated deficit of approximately $545.4 million. We have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.
Our ability to achieve or sustain profitability in the future is based on a number of factors, many of which are beyond our control, including the future demand for our RFID and GPS and satellite-based systems. If demand for such systems does not reach anticipated levels, or if we fail to manage our cost structure, we may not achieve or be able to sustain profitability. We believe that we will be able to generate sufficient funds from operations and through financing activities to operate our business over the twelve months ending September 30, 2009. Our goal is to achieve profitability and to generate positive cash flows from operations. Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base, the success, timing, and amount of investment required to bring new products on-line, revenue growth or decline, and potential acquisitions. Failure to generate positive cash flow from operations and to obtain additional cash to fund our operations will have a material adverse effect on our business, financial condition and results of operations. Our profitability and liquidity depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses, the protection of our intellectual property rights, our ability to successfully develop and bring to market new products and technologies and our ability to obtain additional financing through the sale of assets and businesses that we own and/or the issuance of debt and/or equity. No assurance can be given that we will be successful in achieving profitability and generating sufficient cash from financing activities or from the sale of assets and non-core businesses. If we are unable to generate sufficient cash flow from operations, financing efforts and the sale of assets and non-core businesses, we may be unable to continue as a going concern.
Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our stockholders may be unable to resell their shares at or above the price at which the shares were acquired.
From January 1, 2004 to November 28, 2008, the price per share of our common stock has ranged from a high of 7.36 to a low of $0.51 (post-split prices). The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance and the general decline in the financial markets. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock have and could continue to affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock could harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, stockholders may be unable to resell their shares at or above the price at which the shares were acquired.

The current volatility in economic conditions and the financial markets may adversely affect our industry, business and financial performance.
We have witnessed unprecedented disruptions in financial markets, including volatility in asset values and constraints on the availability of credit. In response to these developments, the U.S. government has taken, and may take further, steps designed to stabilize markets generally and strengthen financial institutions in particular. The impact, if any, that these financial market events or these governmental actions might have on us and our business is uncertain and cannot be estimated at this time. The risk factors presented above discuss some of the principal risks inherent in our business, including liquidity risks, operational risks, credit risks and foreign currency risks, among others. The current upheaval in financial markets has accentuated each of these risks and magnified their potential effect on us. At the same time, there appears to be a general weakening of the U.S. economy. To the extent these economic developments continue to worsen, and to the extent legislation or regulatory action adversely affects the U.S. economy, there could be an adverse impact on our access to capital or our operating results.
If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses.
Our common stock is currently traded on the Nasdaq Capital Market under the symbol “DIGAD.” If we fail to meet any of the continued listing standards of the Nasdaq Capital Market, our common stock could be delisted from the Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:
•	a $1.00 minimum closing bid price;

•	shareholders’ equity of $2.5 million, market value of publicly-held shares of $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years;

•	500,000 shares of publicly-held common stock with a market value of at least $1 million;

•	300 round-lot stockholders; and

•	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.
On December 6, 2007, we received a letter from Nasdaq indicating that we were not in compliance with the Nasdaq’s requirements for continued listing because, for 30 consecutive business days, the bid price of our common stock closed below the minimum $1.00 per share price requirement for continued inclusion under Nasdaq Marketplace Rule 4310(c)(4), or the Rule. In accordance with the Nasdaq Marketplace Rules, we were provided 180 calendar days, or until June 2, 2008, to regain compliance with the Rule. On June 2, 2008, since we continued to meet all of the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c), except for the bid price requirement, we were granted an additional 180 calendar day compliance period. On October 22, 2008, we received a letter from the Nasdaq that stated given extraordinary market conditions, the Nasdaq had determined to suspend enforcement of the minimum bid price and market value of publicly held shares requirements through Friday, January 16, 2009. As a result of Nasdaq’s actions, all Nasdaq listed companies presently in a minimum bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to delisting for these concerns during the suspension. It is presently expected that the continued listing requirements will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009. Since we had 46 calendar days remaining in our compliance period as of October 16th, we expect to have, upon reinstatement of these continued listing requirements, this number of days, or until March 6, 2009, to regain compliance. We can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1.00 closing bid price for a minimum of 10 consecutive trading days. Currently, except for the bid price requirement, we meet the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c).

If we do not regain compliance with the Rule by March 6, 2009, and the Nasdaq does not provide an additional suspension of the minimum bid price requirement, Nasdaq will provide us with written notification that our common stock will be delisted. In such case, we will have the right to appeal Nasdaq’s delisting determination to a Listing Qualifications Panel. We could be delisted prior to March 6, 2009 for failure to maintain compliance with any other continued listing requirements that occur during this period.
If our common stock is delisted from the Nasdaq Capital Market, trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. Such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.
We have substantial debt and debt service.
As of September 30, 2008, our indebtedness totaled approximately $15.7 million. As a result, we incur significant interest expense. In addition, we are obligated to make monthly principal payments under the terms of our notes. Our debt agreements contain certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. Additionally, we have granted a first priority security interest in substantially all of our assets and Destron Fearing Corporation’s assets, and we have pledged all of the issued and outstanding capital stock we own in certain of our wholly-owned subsidiaries.
The degree to which we are leveraged could have important consequences, including the following:
•	our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited, or financing may not be available on terms favorable to us or at all; and

•	a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available to us for our operations and future business opportunities.
A default under our financing agreements could result in acceleration of indebtedness and permit our lenders to foreclose on our assets and the pledged shares.
We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.
We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.
We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.
As of November 28, 2008, there were outstanding warrants and options to acquire up to 0.4 million additional shares of our common stock. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.

We rely heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.
Our principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Our GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a decrease in revenues and cash flows, and such a decrease may be significant and thereby have a material adverse effect on our financial condition and results of operations.
Our Animal Applications segment relies heavily on revenue from a principal distributor and two customers and the loss of the principal distributor and customers could negatively affect our revenue, cash flows and results of operations.
Our pet identification and location system is marketed in the U.S. by Schering-Plough. For the nine-months ended September 30, 2008 and the year ended December 31, 2007, Schering-Plough accounted for approximately 20% and 34%, respectively, of our Animal Applications segment’s revenues, respectively. It may be difficult and time-consuming for us to arrange for distribution of the implantable microchip by a third party in the U.S. The loss of Schering-Plough as our exclusive distributor could negatively affect future sales. Our contract with Schering-Plough expires on February 13, 2009 and may be renewed for an additional one year term at Schering-Plough’s option. There is no assurance that Schering-Plough will exercise the renewal option. Our principal customers for electronic identification devices for fish are Pacific States Marine and the U.S. Army Corps of Engineers. The loss of, or a significant reduction in, orders from these customers could have a material adverse effect on our financial condition and results of operations.
We depend on a small team of senior management and key employees, and we may have difficulty attracting and retaining additional personnel.
Our future success depends in large part upon the continued services and performance of senior management and other key personnel. If we lose the services of any member of our senior management team, our overall operations could be materially and adversely affected. In addition, our future success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when they are needed. Competition for these individuals is intense. We cannot ensure that we will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Any failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on our financial condition and results of operations.
We experienced numerous changes with respect to our senior management in December 2007, including changes of our chief executive officer and chief operating officer and the chief executive officers of our two business segments. Since we depend heavily on the skills of those persons holding senior management positions, the loss of any senior executive could materially adversely affect our financial results. These senior executives, in many cases, have strong relationships with our customers and suppliers. Therefore, the loss of the services of such senior executives or any general instability in the composition of our senior management could have a negative impact on our relationship with these customers and suppliers.
Over the past few years, we have made significant changes in the nature and scope of our businesses and we have expanded into different product lines, including new, unproven technologies.
During the past few years, we have expanded into different product lines, including new, unproven products such as our Bio-Thermo implantable microchips for livestock, companion pets and horses, as well as our electronic R-Tags for the tracking and food safety of pigs, cattle and other livestock. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.

Technological change could cause our products and technology to become obsolete or require the redesign of our products, which could have a material adverse effect on our businesses.
Technological changes within the industries in which we conduct business may require us to expend substantial resources in an effort to develop new products and technology. We may not be able to anticipate or respond to technological changes in a timely manner, and our response may not result in successful product development and timely product introductions. If we are unable to anticipate or respond to technological changes, our businesses could be adversely affected.
We may be subject to costly product liability claims from the use of our systems, which could damage our reputation, impair marketability of our systems and force us to pay costs and damages that may not be covered by adequate insurance.
Manufacturing, marketing, selling, testing and operation of our systems entail a risk of product liability. We could be subject to product liability claims in the event our systems fail to perform as intended. Even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and impairment in the marketability of our systems. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of our insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would harm our business.
The expiration of patents in 2008 and 2009 covering the implantable microchip technology used in our Animal Identification segment will expose us to potential competition that may have a material adverse effect on its sales and results of operations.
We rely on patents covering the implantable microchip technology used in our Animal Applications segment. For the nine-months ended September 30, 2008 and the years ended December 31, 2007 and 2006, sales of Animal Applications’ products relying on this technology were $13.3 million, $22.0 million and $13.8 million, respectively. Some of these patents expired in 2008 and others expire in 2009. Without patent protection, our competitors may independently develop similar technology or duplicate our systems or price competition may develop, which may have a material adverse effect on our sales and results of operations.
Our inability to safeguard our intellectual property may adversely affect our business by causing us to lose a competitive advantage or by forcing us to engage in costly and time-consuming litigation to defend or enforce our rights.
We rely on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information, or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information, and failure to maintain the confidentiality of our confidential information could adversely affect our business by causing us to lose a competitive advantage maintained through such confidential information.
Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our systems, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could have a material adverse effect on our business, financial condition and results of operations by delaying our ability to commercialize innovations or by diverting our resources away from revenue-generating projects.

We compete with other companies in the visual and electronic identification and pilot locator beacon markets, and the products sold by our competitors could become more popular than our products or render our products obsolete.
The markets for visual and electronic identification and pilot locator beacon products are highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, that our principal competitors in the electronic identification market are AllFlex USA, Datamars SA and Avid Identification Systems, Inc., and that our principal competitors in the pilot locator beacon market are Boeing North American Inc., General Dynamics Decision Systems, Tadiran Spectralink Ltd., Becker Avionic Systems, and ACR Electronics, Inc.
In addition, other companies could enter any of these lines of business in the future. Many of our competitors have substantially greater financial and other resources than us. We may not be able to compete successfully with these competitors, and those competitors may develop or market technologies and products that are more widely accepted than ours or could render our products obsolete or noncompetitive.
Infringement by third parties on our intellectual property or development of substantially equivalent proprietary technology by our competitors could negatively affect our businesses.
Our success depends significantly on our ability to:
•	maintain protection of our intellectual property;

•	obtain future patents and licenses; and

•	operate without infringing on the proprietary rights of third parties.
There can be no assurance that the measures we have taken to protect our intellectual property will prevent the misappropriation or circumvention. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that our existing patents, or any patents that may be issued in the future, will provide us with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by us will not be infringed upon or circumvented by others. Litigation to establish the validity of patents and to assert infringement claims against others can be expensive and time-consuming, even if the outcome, which is often uncertain, is in our favor. Infringement of our intellectual property or the development of substantially equivalent technology by our competitors could have a material adverse effect on our business.
Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the U.S.
The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the U.S. Policing unauthorized use of the intellectual property utilized in our systems and system components is difficult, and there is a risk that our means of protecting our intellectual property may prove inadequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems, which would likely reduce our sales in these countries. Furthermore, some of our patent rights may be limited in enforceability to the U.S. or certain other select countries, which may limit our intellectual property rights abroad.
Domestic and foreign government regulation and other factors could impair our ability to develop and sell our products in certain markets.
The electronic animal identification market can be negatively affected by such factors as food safety concerns, price, consumer perceptions regarding cost and efficacy, international technology standards, government regulation and slaughterhouse removal of microchips.
We are also subject to federal, state and local regulation in the U.S., including regulation by the FDA, the Federal Communications Commission (“FCC”) and the U.S. Department of Agriculture (“USDA”) and similar regulatory bodies in other countries. We cannot predict the extent to which we may be affected by further legislative and regulatory developments concerning our products and markets. We are required to obtain regulatory approval before marketing most of our products. The regulatory process can be very time-consuming and costly, and there is no assurance that we will receive the regulatory approvals necessary to sell our products. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval, could prevent us from selling, or materially impair our ability to sell, our products in certain markets and could negatively affect our businesses.
Our foreign operations pose additional risks to our businesses.
We operate our businesses and market our products internationally. During the nine- months ended September 30, 2008 and the years ended December 31, 2007 and 2006, approximately 60%, 55% and 51% of our sales were to private and public businesses in foreign countries. Our foreign operations are subject to the risks described herein, as well as risks related to compliance with foreign laws and other economic or political uncertainties. International sales are also subject to risks related to general economic conditions, currency exchange rate fluctuations, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could have an adverse effect on our financial results.
Our results of operations may be adversely affected if we write-off goodwill, other intangible assets or investment in affiliates.
As of September 30, 2008, we had goodwill and other intangible assets of approximately $35.2 million. On January 1, 2002, we adopted Financial Accounting Standards No. 142, or FAS 142, which requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually by applying a fair value based test. In the third quarter of 2008, as a result of the decline in our market value of our common stock and the general economic conditions, as well as in the fourth quarters of 2007, 2006 and 2005, we performed impairment test for goodwill and certain other intangible assets using a fair value based approach, primarily discounted cash flows. During the third quarter of 2008 and the fourth quarter of 2007, we recorded an impairment charge of approximately $25.0 million and $4.6 million, respectively for goodwill associated with our Animal Identification businesses. Based on managements discussion with potential buyers during the three-months ended September 30, 2008, we also recorded an impairment charge of approximately $1.2 million for our investment in VeriChip. In addition, during 2007, 2006 and 2005, we recorded an impairment charge of approximately $9.5 million, $6.6 million and $7.1 million, respectively, for goodwill and other intangible assets associated with our discontinued companies, Computer Equity and OuterLink, which are included in our results from discontinued operations. We assess the fair value of our goodwill and other intangible assets annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, change in market capitalization or other factors. If we determine that significant impairment has occurred, we are required to write off the impaired portion of goodwill and our other intangible assets. Impairment charges could have a material adverse effect on our operating results and financial condition.
We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.
On September 30, 2008, the book value of our inventory was $12.4 million after reserves. Our inventory may decline in value as a result of technological obsolescence or a change in the product. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.
Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.
During the nine-months ended September 30, 2008 and the years ended December 31, 2007 and 2006, we generated approximately 61%, 52% and 38%, respectively, of sales and incurred a portion of our expenses in currencies other than U.S. dollars. To date we have not incurred material amounts of foreign currency gains or losses. However, to the extent that going forward we are unable to match revenues received in foreign currencies with costs paid in the same currency exchange rate fluctuations in any such currency could have an adverse effect on our financial results.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.
During the course of our testing of our internal controls, we may identify, and have to disclose, material weaknesses or significant deficiencies in our internal controls that will have to be remediated. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our stock price.
If we are found liable in lawsuits that have been brought against us or if we are found liable in other litigation to which we may become subject in the future, we may be forced to pay substantial damages and change our business practices, which could have a material adverse effect on our revenue and profitability.
We are currently involved in several legal proceedings. We have accrued our estimate of the probable costs for the resolution of these claims. It is possible that future results of operations for any particular quarterly or annual period could be materially affected. If we are unsuccessful in the defense against any of the legal proceedings, negative results could result in us being forced to pay substantial damages or change our business practices or pricing structure, or both, any of which could have a material adverse effect on our revenue, cash flows and profitability.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K, as amended, under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission, or the SEC.
USE OF PROCEEDS
This prospectus relates to our common stock to be offered for sale for the account of a selling security holder named under the caption “Selling Security Holder” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holder.

SELLING SECURITY HOLDER
Effective June 27, 2007, the Company, Florida Decision Corporation (formerly, Pacific Decision Sciences Corporation) and Melvin J. Maudlin entered into a settlement agreement and general release, which required us to pay $450,000 in cash to Mr. Maudlin and to issue shares of our common stock valued at $1,000,000 to Mr. Maudlin. On August 31, 2007, $200,000 worth of our common stock vested, on August 31, 2008, $250,000 worth of our common stock vested and on January 16, 2009, $350,000 worth of our common stock will vest. If immediately prior to any vesting date, the aggregate number of unvested shares does not have the value required, then we must deliver to Mr. Maudlin the necessary number of additional shares equal to the difference between the value of the vesting shares and necessary value. Any shares that remain unvested following the final vesting date will be returned to us. Pursuant to the settlement agreement and general release, we filed a registration statement on Form S-3 with the Securities and Exchange Commission on July 7, 2007, which became effective July 27, 2007 to register the shares to be issued to Mr. Maudlin. As of the date hereof, we have 116,553 shares remaining from the effective registration statement that we may issue to Mr. Maudlin, and based on our current stock price, it is necessary to register additional shares in connection with the price protection provision of the settlement agreement.
The table below lists the following information with respect to the selling security holder: (i) the selling security holder’s name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock offered by the selling security holder in this offering; (iv) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder; and (v) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder.
Information presented in the table below is from our stock ownership records. The selling security holder has not had, within the past three years, any position, office or other material relationships with us other than as disclosed above and elsewhere herein. Beneficial ownership is determined under the SEC’s rules, and generally includes voting or investment power with respect to securities.
The selling security holder may sell all, some or none of his shares in this offering. See “Plan of Distribution” below. No estimate can be given as to the number of shares that will be held by the selling security holder after completion of this offering because the selling security holder may offer some or all of the shares and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The selling security holder is not a broker-dealers or an affiliate of a broker-dealer.

		Number of Shares
	Shares Owned Prior	Offered	Shares Owned After
Selling Security Holder	to the Offering	Hereby(1)	the Offering
			Number	%
Melvin J. Maudlin (1)	700,000	700,000	—	—

Total	700,000	700,000	—	—

(1)	Represents shares which may be issued to the selling security holder in connection with the price protection provisions of a legal settlement agreement, which transaction was exempt from registration pursuant to the Securities Act. The actual number of price protection shares received and offered by the selling security holder may differ from such amount.
To our knowledge, the preceding table represents the holdings by the selling security holder. Information concerning the selling security holder may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock held, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION
The selling security holder or any of his pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of his shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling security holder may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.
The selling security holder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holder list to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.
The selling security holder may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
The selling security holder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holder). Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holder. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
We have agreed to use commercially reasonable efforts to register or qualify the shares being registered hereunder for the selling security holder under the securities or “blue sky” law of such jurisdictions within the United States as he requests.
We have agreed to indemnify the selling security holder against certain liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
We have agreed with the selling security holder to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus for such security holder have been disposed of pursuant to and in accordance with the registration statement or until such earlier time that we reasonably determine, based on the advice of counsel, that such selling security holder will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling security holder immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.
Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “DIGAD.”
UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.
LEGAL MATTERS
An opinion has been rendered by the law firm of Winthrop and Weinstine P.A. to the effect that the shares of our common stock offered by the selling stockholder under this prospectus will be legally issued, fully paid and non-assessable when the shares are acquired by the selling stockholder under the terms of the Settlement Agreement and General Release
EXPERTS
     The consolidated financial statements, the related financial statement schedule and report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus from Applied Digital’s (currently known as Digital Angel Corporation) Current Report on Form 8-K filed with the SEC on September 19, 2008, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. No person is authorized to make any representation with respect to the matters described in this prospectus other than those contained in this prospectus and if given or made must not be relied upon as having been authorized by us or any other person. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.
We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.
Website Access to Information and Disclosure of Web Access to Company Reports
Our website address is: http://www.digitalangel.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5, Proxy Statements and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.
DOCUMENTS INCORPORATED BY REFERENCE
We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:
•	Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 17, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 12, 2008;

•	Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 filed with the SEC on July 9, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008;

•	Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2008 filed with the SEC on October 24, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 12, 2008;

•	Current Report on Form 8-K filed with the SEC on January 4, 2008;

•	Current Report on Form 8-K filed with the SEC on January 8, 2008;

•	Current Report on Form 8-K filed with the SEC on January 15, 2008;

•	Amendment to Current Report on Form 8-K/A filed with the SEC on January 17, 2008;

•	Current Report on Form 8-K filed with the SEC on January 17, 2008;

•	Current Report on Form 8-K filed with the SEC on January 25, 2008;

•	Current Report on Form 8-K filed with the SEC on January 31, 2008;

•	Current Report on Form 8-K filed with the SEC on March 5, 2008;

•	Current Report on Form 8-K filed with the SEC on March 14, 2008;

•	Current Report on Form 8-K filed with the SEC on March 24, 2008;

•	Current Report on Form 8-K filed with the SEC on May 16, 2008;

•	Current Report on Form 8-K filed with the SEC on June 6, 2008;

•	Current Report on Form 8-K filed with the SEC on June 24, 2008;

•	Current Report on Form 8-K filed with the SEC on July 16, 2008;

•	Current Report on Form 8-K filed with the SEC on July 21, 2008;

•	Current Report on Form 8-K filed with the SEC on July 24, 2008;

•	Current Report on Form 8-K filed with the SEC on August 4, 2008;

•	Current Report on Form 8-K filed with the SEC on September 19, 2008;

•	Current Report on Form 8-K filed with the SEC on September 24, 2008;

•	Current Report on Form 8-K filed with the SEC on October 3, 2008;

•	Current Report on Form 8-K filed with the SEC on October 30, 2008;

•	Current Report on Form 8-K filed with the SEC on November 18, 2008;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2008;

•	Additional Definitive Proxy Soliciting Materials filed pursuant to a Current Report on Form 8-K filed with the SEC on May 16, 2008;

•	The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.
All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.
YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS AT NO COST BY CONTACTING ANNE MEYER, OUR ASSISTANT SECRETARY, AT DIGITAL ANGEL CORPORATION, 490 VILLAUME AVENUE, SOUTH ST. PAUL, MINNESOTA 55075, OR BY CALLING (651) 455-1621.
We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

DIGITAL ANGEL CORPORATION
700,000 Shares
Common Stock

PROSPECTUS
December ___, 2008

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the SEC registration fee, are estimates, payable by us in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$24
Accounting Fees and Expenses	7,000	*
Legal Fees and Expenses	5,000	*
Printing Fees and Expenses	1,000	*
Miscellaneous Expenses	500

Total	$13,524

*	Estimated

**	The selling security holder will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.
Item 15. Indemnification of Directors and Officers
Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.
Our bylaws provide that we shall indemnify, to the full extent permitted by law, any of our current or former directors or officers and that we may indemnify, to the full extent permitted by law, any of our current or former employees or agents against any claim, liability or expense incurred as a result of such service, or as a result of any other service on our behalf, or service at our request as a director, officer, employee member of agent of another corporation, partnership, joint venture, trust or other enterprise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to such provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits.
See Exhibit Index.
Item 17. Undertakings
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) Not Applicable
     (5) That, for the purpose of determining liability under the Securities Act to any purchaser:
          (i) Not Applicable
          (ii) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (Section 230.430A if this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (b) That, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financials information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South St. Paul, State of Minnesota, on December 8, 2008.

DIGITAL ANGEL CORPORATION
By:	/s/ Joseph J. Grillo
Chief Executive Officer, Director and President
POWER OF ATTORNEY
The undersigned constitutes and appoints Joseph J. Grillo and Lorraine M. Breece, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 and any and all subsequent amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph J. Grillo	Chief Executive Officer, President and Director	December 8, 2008
(Joseph J. Grillo)	(Principal Executive Officer)

/s/ Lorraine M. Breece	Senior Vice President and Acting Chief Financial Officer	December 8, 2008
(Lorraine M. Breece)	(Principal Financial Officer and Principal Accounting Officer)

/s/ Daniel E. Penni	Chairman of the Board of Directors	December 8, 2008
(Daniel E. Penni)

/s/ John R. Block	Director	December 8, 2008
(John R. Block)

Signature	Title	Date

/s/ Dennis G. Rawan	Director	December 8, 2008
(Dennis G. Rawan)

	Director	December 8, 2008
(Constance K. Weaver)

	Director	December 8, 2008
(Michael S. Zarriello)

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Winthrop & Weinstine P.A.*

23.1	Consent of Eisner LLP*

23.2	Consent of Winthrop & Weinstine P.A. (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Filed herewith